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                             February 24, 2023

       Tim Smith
       Chief Executive Officer, President
       U.S. GoldMining Inc.
       1030 West Georgia Street, Suite 1830
       Vancouver, BC, Canada V6E 2Y3

                                                        Re: U.S. GoldMining
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 10,
2023
                                                            File No. 333-369693

       Dear Tim Smith:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2023 letter.

       Registration Statement on Form S-1 filed February 10, 2023

       Capitalization, page 36

   1. For the amounts included in the "As adjusted for IPO" column, please provide footnote disclosure that clearly
demonstrates how you derived these figures. In addition,
                                                        describe how you
allocate the proceeds of the offering to warrants and your bases under
                                                        USGAAP.
       Exhibits

   2. We note that Section 5(e) of your form of warrant filed as Exhibit 4.2 provides that each party agrees that all
legal proceedings concerning the interpretations, enforcement and defense of the
transactions contemplated by the warrant (whether brought against a party
 Tim Smith
U.S. GoldMining Inc.
February 24, 2023
Page 2
       hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, and each party thereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York,
       Borough of Manhattan for the adjudication of any dispute thereunder or in connection therewith or with any transaction contemplated thereby or discussed therein. Please disclose whether this provision applies to actions arising under the Securities Act or
       Exchange Act. Please also add a risk factor that describes any risks or other impacts to investors and address any uncertainty about enforceability. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the warrant states this clearly.
3. We also note the form of warrant agreement filed as Exhibit 4.3 provides that the
       Company agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New
       York or the United States District Court for the Southern District of New York, and
       irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. This provision is inconsistent with the exclusive forum provision in your form of warrant.
       Please advise or revise and consider the comment above.
4. We note the legal opinion filed as Exhibit 5.1 is limited to to the present laws of the State of Nevada. Please have counsel revise the legal opinion filed as Exhibit
5.1 to
       additionally opine as to New York law. In this regard, we note your forms of warrant and warrant agreement, which govern the terms of the warrants, are each governed by the laws of the State of New York. For guidance, refer to Section II.B.1.f and II.B.3.b of Staff
       Legal Bulletin 19.
        You may contact Steve Lo, Staff Accountant at 202-551-3394 or Craig Arakawa,
Accounting Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer at
202 551-3718 for engineering related questions. Please contact Michael Purcell, Staff Attorney at
202-551-5351 or Irene Barberena-Meissner. Staff Attorney at 202-551-6548 with any other questions.



                                                              Sincerely,
FirstName LastNameTim Smith
                                                              Division of
Corporation Finance
Comapany NameU.S. GoldMining Inc.
                                                              Office of Energy
& Transportation
February 24, 2023 Page 2
cc:       Rick Werner
FirstName LastName